October 22, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn: Brandon Hill, Attorney Advisor

Re:	CommScope Holding Company, Inc.
Registration Statement on Form S-1
File No. 333-190354

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of CommScope Holding Company, Inc. that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 12:00 p.m. ET on Thursday, October 24, 2013 or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated October 11, 2013 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated October 11, 2013, through the date hereof:

Preliminary Prospectus, dated October 11, 2013:

9,464 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Yours truly,

J.P. MORGAN SECURITIES LLC

DEUTSCHE BANK SECURITIES INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

As Representatives of the Several Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Tommy Rueger
Name:	Tommy Rueger
Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Joseph P. Coleman
Name:	Joseph P. Coleman
Title:	Managing Director

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
Name:	Michele A. H. Allong
Title:	Authorized Signatory

[Signature Page—Underwriters’ Acceleration Request]